Exhibit 99.1

1)	The amount reported represents the beneficial ownership of the Issuer’s equity securities, held of record by J.P. Morgan DJ Partners, LLC (“DJ Partners”). The Designated Reporter, J.P. Morgan Partners (23A SBIC) L.P. ("23A SBIC"), formerly, J.P. Morgan Partners (23A SBIC) LLC, is the managing member of and owns 86.9% of the membership interests in DJ Partners.

2)	The Designated Reporter is executing this report on behalf of itself and all Reporting Persons listed in Exhibit 99.2, each of whom has authorized it to do so. Each of such Persons disclaims beneficial ownership of the securities to the extent it exceeds such Person's pecuniary interest therein.

A portion of the shares beneficially owned by 23A SBIC may be attributable to J.P. Morgan Partners (23A SBIC Manager), Inc. (“SBIC Manager”) because SBIC Manager is the general partner of 23A SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to SBIC Manager is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within 23A SBIC.

A portion of the shares beneficially owned by 23A SBIC may be deemed attributable to JPMorgan Chase Bank (“JPM Chase Bank”) because it is the sole stockholder of SBIC Manager. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to JPM Chase Bank is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within 23A SBIC.

A portion of the shares beneficially owned by 23A SBIC may be deemed attributable to J.P. Morgan Chase & Co. (“JPM”) because it is the sole stockholder of JPM Chase Bank. The actual pro rata portion of such beneficial ownership that may be attributable to JPM is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within 23A SBIC.